# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROS Holdings, Inc., CIK 0001392972
CUSIP: 74346Y103
Title of class of securities: Common stock $0.001 par value per share
Address of issuer's principal executive offices: 3200 KIRBY DR., SUITE 600, HOUSTON, Texas (TX), 77098
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-000971
Filed by CIK 0001345929

## Reporting persons
- BROWN ADVISORY INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); sole voting power 1,825,048; shared voting power 0; sole dispositive power 0; shared dispositive power 2,214,782; aggregate amount beneficially owned 2,214,782 (4.7% of the class)
- BROWN INVESTMENT ADVISORY & TRUST CO: type of reporting person: bank (BK); citizenship or place of organization: Maryland (MD); sole voting power 12,810; shared voting power 0; sole dispositive power 0; shared dispositive power 12,810; aggregate amount beneficially owned 12,810 (0% of the class)
- BROWN ADVISORY LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 1,811,572; shared voting power 0; sole dispositive power 0; shared dispositive power 2,200,576; aggregate amount beneficially owned 2,200,576 (4.6% of the class)
- SIGNATURE FINANCIAL MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 666; shared voting power 0; sole dispositive power 0; shared dispositive power 1,396; aggregate amount beneficially owned 1,396 (0% of the class)

## Item 1. Issuer
Name of issuer: PROS Holdings, Inc.
Address of issuer's principal executive offices:
3200 KIRBY DR.
SUITE 600
HOUSTON, TEXAS
77098

## Item 2. Person Filing
Name of person filing:
BROWN ADVISORY INC

BROWN INVESTMENT ADVISORY & TRUST CO

BROWN ADVISORY LLC

SIGNATURE FINANCIAL MANAGEMENT, INC.
Address of principal business office or, if none, residence:
901 SOUTH BOND STREET
SUITE #400
Baltimore, Maryland
21231
Citizenship:
BROWN ADVISORY INC - MARYLAND

BROWN INVESTMENT ADVISORY & TRUST CO - MARYLAND

BROWN ADVISORY LLC - MARYLAND

SIGNATURE FINANCIAL MANAGEMENT, INC. - VIRGINIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,214,782
Percent of class: 4.7
Sole power to vote or to direct the vote:
BROWN ADVISORY INC - 1,825,048

BROWN INVESTMENT ADVISORY & TRUST CO - 12,810

BROWN ADVISORY LLC - 1,811,572

SIGNATURE FINANCIAL MANAGEMENT, INC. - 666
Shared power to vote or to direct the vote:
BROWN ADVISORY INC - 0

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0
Sole power to dispose or to direct the disposition:
BROWN ADVISORY INC - 0

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0
Shared power to dispose or to direct the disposition:
BROWN ADVISORY INC - 2,214,782

BROWN INVESTMENT ADVISORY & TRUST CO - 12,810

BROWN ADVISORY LLC - 2,200,576

SIGNATURE FINANCIAL MANAGEMENT, INC. - 1,396

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The total securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries of BROWN ADVISORY INC (listed above). These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
BROWN ADVISORY INC is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:
BROWN INVESTMENT ADVISORY & TRUST CO - BK (Bank)
BROWN ADVISORY LLC - IA (Investment Adviser)
SIGNATURE FINANCIAL MANAGEMENT, INC. - IA (Investment Adviser)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BROWN ADVISORY INC: Brett D. Rogers, General Counsel & Chief Compliance Officer (04/23/2025)
- BROWN INVESTMENT ADVISORY & TRUST CO: Brett D. Rogers, General Counsel & Chief Compliance Officer (04/23/2025)
- BROWN ADVISORY LLC: Brett D. Rogers, General Counsel & Chief Compliance Officer (04/23/2025)
- SIGNATURE FINANCIAL MANAGEMENT, INC.: Brett D. Rogers, General Counsel & Chief Compliance Officer (04/23/2025)